Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about the Republic corresponding to the headings below that is contained in Exhibit 99.D to the Republic’s annual report on Form 18-K for the fiscal year ended December 31, 2016. To the extent the information in this section differs from the information contained in such annual report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

Summary Economic Information of the Republic of the Philippines

As of September 30, 2017, Government debt at end of period as a percentage of GDP at then-current market prices was 41.7% when calculated using GDP for the 12-month period ended September 30, 2017.

Internal Conflict with Rebel Groups

On January 9, 2018, the Moro Islamic Liberation Front and the Moro National Liberation Front announced that they had signed an alliance for the purposes of resisting Islamic State inspired militant groups in the Central Mindanao region.

As of January 9, 2018, fighting over the holidays between pro-Islamic State group Bangsamoro Islamic Freedom Fighters and Philippines security forces had resulted in the deaths of over 20 people including militants, security force members, and a Teduray tribal leader. Approximately 5,000 Teduray indigenous people have been trapped in their villages due to the fighting.

Marawi Siege

As of January 10, 2018, the Government’s death toll from the months-long siege had been calculated at 168. On January 5, 2018, the head of rehabilitation efforts in Marawi City said that the fighting had cost more than ₱17 billion in property damage and opportunity lost. The Government is planning to rebuild the city.

Asian Development Bank Aid Package

In January 2018, the ADB signed a $380 million loan agreement with the Philippines meant to improve links between Mindanao and international trade. The Philippines and ADB also formalized a $300 million loan agreement for a program aimed at capital market reforms.

Japan International Cooperation Agency Aid Package

In January 2018, JICA committed to provide a loan for the rehabilitation and maintenance of the Metro Rail Transit Line 3. JICA will conduct a feasibility study in January and February of 2018 to assess the system’s status.

Territorial Dispute over the West Philippine Sea

On January 9, 2018, Defense Secretary Delfin Lorenzana stated that the Philippines will make a diplomatic protest to China over an artificial island in the West Philippine Sea that appears to have been transformed into an airbase, despite promises by Beijing not to militarize the islands.

Prices, Employment and Wages

Inflation

In 2017, the consumer price index recorded average inflation of 3.2%, a higher rate of inflation than the average inflation of 1.8% recorded in 2016. The price indices for food and non-alcoholic beverages posted average inflation of 3.7% in 2017 compared to average inflation of 2.5% in 2016. The price indices for housing, water, electricity, gas, and other fuels posted average inflation of 3.2% in 2017 compared to the average deflation of 0.2% in 2016. The price indices for transport posted an average inflation of 3.3% in 2017 compared to an average inflation of 0.3% in 2016. These factors were partially offset by education, which experienced a lower average inflation rate of 2.1% in 2017 compared to 2.6% in 2016.

Employment and Wages

According to preliminary 2017 figures, the total number of employed persons in the Republic was estimated at 40.3 million people. The unemployment rate was estimated at 5.7%, an increase from the 5.5% rate recorded as of the end of 2016. Both the rate of labor force participation and the rate of underemployment experienced a decrease, from 63.4% and 18.3%, respectively, as of the end of 2016 to an estimated 61.2% and 16.1%, respectively in 2017. As in previous years, workers in the Republic were employed primarily in the service sector, representing an estimated 56.3% of the total employed population in the Republic. Workers in wholesale and retail trade; repair of motor vehicles and motorcycles comprised an estimated 19.6% of the total employed. The agriculture sector and the industry sector comprised an estimated 25.4% and 18.3%, respectively, of the total employed in 2017.

In 2017, according to preliminary figures, an estimated 46.7% of the total unemployed population consisted of young people aged 15 to 24 years old, lower than the 48.4% estimated for 2016. In terms of gender, the female population represented an estimated 34.4% of the unemployed workforce in 2017, whereas the male population represented an estimated 65.6% of the unemployed workforce during the same period.

Balance of Payments

Foreign Direct Investment

According to preliminary data, in the first ten months of 2017, net inflows of foreign direct investment were $7.9 billion, 20.5% higher than the $6.5 billion recorded in the same period in 2016. This included $1,519.8 million of foreign direct investment from Europe in the first ten months of 2017 compared to $151.8 million for the same period in 2016. Foreign direct investment from Japan decreased period-over-period from $923.6 million for the first ten months of 2016 to a deficit of $2.6 million in the first ten months of 2017.

Net foreign direct investment in the electricity, gas, steam and air conditioning supply industry increased to $1,269.9 million in the first ten months of 2017 from $64.2 million for the same period in 2016. The manufacturing industry also saw an increase from $152.1 million in the first ten months of 2016 to $852.3 million in the first ten months of 2017. This growth was partially offset by a decrease of net foreign direct investment in the financial and insurance activities industry from $990.9 million in the first ten months of 2016 to $88.2 million for the same period in 2017.

The contribution of new equity investments to net inflows of foreign direct investments increased in the first ten months of 2017 by 54.7% to $2.6 billion compared to $1.7 billion for the same period in 2016.

International Reserves

Preliminary data indicate that gross international reserves were $81.5 billion as of December 31, 2017, an increase of 1.0% from the $80.7 billion recorded as of December 31, 2016. The increase in 2017 was mainly due to an increase in foreign exchange to $5.7 billion as of December 31, 2017 from $3.6 billion as of December 31, 2016, as well as an increase in gold reserves to $8.3 billion as of December 31, 2017 from $7.3 billion as of December 31, 2016. The increase was partially offset by a decrease in foreign investments to $65.8 billion as of December 31, 2017 from $68.3 billion as of December 31, 2016. The level of gross international reserves as of December 31, 2017 was sufficient to cover approximately 8.3 months of imports of goods and payments of services and income. It is also equivalent to 5.8 times the country’s short-term external debt based on original maturity and 4.2 times based on residual maturity. Net international reserves as of December 31, 2017 were $81.4 billion.

Monetary System

Money Supply

As of November 30, 2017, according to preliminary data, the Republic’s money supply (M3) was ₱10.4 trillion, an increase of 14.0% from the ₱9.1 trillion recorded as of November 30, 2016. This growth in money supply was driven mainly by the increase in domestic claims, which increased by 14.7% compared to the level as of November 30, 2016. This increase was primarily driven by a 15.6% increase over the period in claims on other sectors, particularly claims on the private sector, which increased by 16.0% compared to the level as of November 30, 2016. Net claims on the Government also increased by 10.2% as of November 30, 2017 compared to the level as of November 30, 2016. Bangko Sentral’s net foreign asset position increased to ₱4.4 trillion and the net foreign asset position of other depository corporations increased by 25.8% over the period.

Monetary Regulation

In 2017, Bangko Sentral held seven monetary policy meetings and at each of these meetings its key policy rate for the overnight RRP facility was maintained at 3.0%. The interest rates for other monetary policy instruments were also kept steady. Similarly, the reserve requirement ratios were left unchanged.

Foreign Exchange System

In 2017, the average exchange rate was ₱50.404 per U.S. dollar, compared to ₱47.493 for 2016. At the end of 2017, the peso-U.S. dollar exchange rate was ₱49.923 per U.S. dollar, compared to ₱49.813 per U.S. dollar at the end of 2016, ₱47.166 per U.S. dollar at the end of 2015, ₱44.617 per U.S. dollar at the end of 2014, ₱44.414 per U.S. dollar at the end of 2013 and ₱44.192 per U.S. dollar at the end of 2012.

The Philippine Financial System

Recent Financial System Developments

In the first 11 months of 2017, the Philippine banking system grew 15.9% in total loan portfolio, 13.7% in deposit liabilities and 13.8% in capital accounts, compared with the same period in 2016. As of November 30, 2017, the non-performing asset ratio declined to 1.8%, compared to 2.0% as of November 30, 2016.

Non-Performing Loans

As of November 30, 2017, the gross non-performing loan ratio for universal and commercial banks was 1.4%, which was lower than the ratio of 1.5% recorded as of November 30, 2016, but equal to the ratio of 1.4% recorded as of December 31, 2016. Non-performing loans increased by 14.8% to ₱106.7 billion as of November 30, 2017 from the ₱93.8 billion recorded as of December 31, 2016. Total loan portfolio also increased 13.3% to ₱7,596.9 billion as of November 30, 2017 from ₱6,706.3 billion as of December 31, 2016.

The Philippine Securities Market

History and Development

As of January 16, 2018, the Philippine Stock Exchange composite index closed at 8,865.1 compared to a close of 8,558.4 on December 29, 2017, 6,840.6 on December 30, 2016, 6,952.1 on December 29, 2015, 7,230.6 on December 29, 2014, 5,889.8 on December 27, 2013 and 5,812.7 on December 28, 2012.

Government Securities Market

As of October 31, 2017, outstanding Government securities amounted to ₱4.2 trillion, 53.6% of which were issuances of treasury bills and FXTBs. The remaining issuances of Government securities consisted of RTBs, progress bonds, foreign exchange promissory notes and Government-guaranteed debt, among others.

Public Finance

Revenues

Total Government revenues in the first 11 months of 2017 were ₱2,250.0 billion, a 10.8% increase over the ₱2,030.0 billion recorded in the first 11 months of 2016. During the first 11 months of 2017, BIR collections were ₱1,621.1 billion, an increase of 11.8% from the ₱1,449.5 billion recorded in the same period in 2016. The BOC recorded collections of ₱413.1 billion in the first 11 months of 2017, a 14.3% increase from the $361.5 billion recorded in the same period in 2016. Non-tax revenues were ₱196.0 billion in the first 11 months of 2017, a 3.3% decrease from the ₱202.7 billion recorded in the same period in 2016.

Expenditures

Total Government expenditures in the first nine months of 2017 were ₱2,014.5 billion. Tax expenditures, including documentary stamp expenses, were ₱15.7 billion in 2016 and ₱6.4 billion in the first nine months of 2017.

Total Government expenditures in the first ten months of 2017 were ₱2,241.4 billion, 10.0% higher than the ₱2,037.4 billion recorded in the same period in 2016. The increase in expenditures in the first ten months of 2017 compared with the same period in 2016 was primarily the result of a 10.8% increase in other expenses disbursements and a 17.6% increase in disbursements of allotment to local government units.

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